FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces the Results of the Annual General Meeting of Shareholders and Decisions of its Board of Directors

25 June 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 25, 2015.

At the meeting, the following resolutions were adopted:

•                  To approve final annual dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or in total RUB 40,418,854,944.12 based on the full-year 2014 financial results. The record date for the Company’s shareholders and ADR-holders entitled to receive dividends for the full year 2014 has been set for July 07, 2015. The dividend payment will be completed before August 11, 2015. Upon completion of this payment, MTS will have paid out up to RUB 53.23 billion (RUB 53,230,553,370.52) based on fiscal year 2014 financial results;

•             To approve the Company’s Annual Report and Annual Financial Statements, including the Company’s Profit & Loss Statement, as well as the distribution of profits and losses of MTS OJSC based on FY2014 results (including payment of dividends);

•             To elect the following persons to the MTS Board of Directors:

•                  Mr. Michel Combes, independent director;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Ms. Regina von Flemming, independent director;

•                  Mr. Alexander Gorbunov, Executive Vice-President at Sistema JSFC;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Mr. Ron Sommer, Chairman of the Board of Sistema Shyam TeleServices Ltd;

•                  Mr. Mikhail Shamolin, President and Chief Executive Officer, Chairman of the Management Board at Sistema JSFC.

•             To approve CJSC Deloitte and Touche CIS as MTS’ auditor;

•             To elect members of the Company’s Auditing Commission;

•             To approve MTS Charter as amended and restated;

•             To approve MTS Regulation on the Annual General Shareholders Meeting as amended and restated;

•             To approve MTS Regulation on the Board of Directors as amended and restated;

•             To approve MTS Regulation on MTS President as amended and restated;

•             To approve MTS Regulation on the Management Board as amended and restated;

•             To approve MTS Regulation on the Auditing Commission as amended and restated;

In the amended version of the Company’s Charter, the Company’s name has been changed to Mobile TeleSystems Public Joint Stock Company (MTS PJSC) in compliance with new requirements under Russian corporate law regarding the formal designation of legal entities. The respective change in the MTS Charter is subject to completion of state registration.

The Company’s CUSIP and ticker at the New York Stock Exchange, where MTS’s ADRs are listed remain unchanged. The change of the name does not impact in any way the Company’s rights and obligations towards the Company’s shareholders or third parties.

At a subsequent meeting of the new Board of Directors, Mr. Sommer was reappointed as the Chairman and Mr. Rozanov was elected as the Deputy Chairman of the Board. Independent directors Messrs. Combes, Holtrop and Miller were elected to the Company’s Audit Committee, of which Mr. Holtrop will serve as Chairman. Messrs. Combes, Holtrop and Miller were elected to the Company’s Remuneration and Appointments Committee, of which Mr. Miller serve as Chairman.

The Board has also called for the Company’s Extraordinary General Meeting (“EGM”) to approve the reorganization of MTS PJSC through the takeover of its subsidiaries to be held at August 25, 2015. The record date for the shareholders and ADR-holders entitled to participate in the EGM has been set for July 07, 2015.

The Board decided that owners of MTS ordinary shares voting against this issue or those who abstain from voting will be eligible for share repurchase at the price of RUB 200 per ordinary share. The price was set based on the appraisal conducted by 2K JS consultancy.

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 25, 2015